                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                            -------------------------------

For the month of  March, 1999

                        International Uranium Corporation
                 (Translation of registrant's name into English)

    Independence Plaza, Suite 950, 1050 Seventeenth Street, Denver, CO 80265
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X            Form 40-F
                             ---                      ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                      No   X
                       ---                     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     International Uranium Corporation
                                     ---------------------------------
                                               (Registrant)

Date:  March 2, 1999                 By:    /s/ Earl E. Hoellen
       --------------                   ------------------------------
                                          Earl E. Hoellen, President

INTERNATIONAL URANIUM 1999 FIRST QUARTER RESULTS

MARCH 1, 1999 (IUC - TSE) ... INTERNATIONAL URANIUM CORPORATION (the "Company") is pleased to announce net income of $739,411 for the first fiscal quarter of 1999, or approximately $0.01 per share (Cdn$0.02 per share). The Company continues to enjoy a strong financial position, with net working capital of $20,428,589, or $0.31 per share (Cdn$0.47 per share).

Gross revenue from the sale of uranium in the quarter totaled $7,520,450 with a corresponding cost of material delivered of $6,415,348 resulting in gross profits from uranium sales of $1,105,102. This compares to total uranium sales in the first quarter of last year of $14,542,800 at a cost of $13,659,523 resulting in gross profit of $883,277. While the quantity of uranium sold during the first quarter of 1999 was 52% less than the amount sold during the same period last year, the Company acquired and produced the material for these deliveries at less cost than last year and thus gross profits from uranium sales increased.

During the first quarter, the Company received and successfully processed approximately 26,000 tons of uranium-bearing soil materials excavated from a former government defense site near Buffalo, New York. Another 16,000 tons will be processed by the end of February, 1999. This marked the first time the Company had recycled this type of material through its White Mesa Mill (the "Mill"). These former defense sites are being remediated by the U.S. Army Corps of Engineers (the "Corps") under the Formerly Utilized Sites Remedial Action Program ("FUSRAP"). The Corps, which has been charged with the task of reducing the cost of the clean up of these FUSRAP sites, awarded a contract to the Company to recycle these materials from the Buffalo site and recover uranium before disposing of the resulting byproduct in the Mill's tailings cells. By doing so, the Corps estimates that it will save 75% of the cost that would have been incurred if the materials were directly disposed of in a disposal-only facility. There are potentially millions of tons of uranium-bearing soils and materials located at these FUSRAP sites. The Company, which receives a recycling fee in addition to the uranium recovered from processing these materials, believes that the processing of these materials through the Mill will be a major contributor to the Company's earnings in the future.

In addition to the pursuit of FUSRAP alternate feeds, the Company continues to develop other commercial sources of uranium-bearing materials to process through the Mill and is developing a potential backlog of future business. To this end, the Company began receiving deliveries of alternate feeds from another uranium processor in January under a long term processing arrangement. Assuming deliveries meet expectations, the Company anticipates processing these materials immediately after completion of the Buffalo FUSRAP materials, which should result in the recovery of uranium at costs below current market levels.

The Company also continued to produce uranium/vanadium ore from its Sunday Mine Complex during the quarter. At the present time, the Company anticipates continuing its mining operations through the conventional ore run, which is scheduled to begin in May and run through the end of the fiscal year.

The Company also continued with its ore purchase program during the quarter, although the results of this program have been quite disappointing. Many of the mines that had originally intended to initiate operations ultimately did not do so, primarily because of increased costs due to regulatory requirements and weak commodity prices. Weak market prices also resulted in the Company's decision to discontinue development of its Topaz Mine during the period, as well as discontinue mining operations at the Rim Mine. The Company will continue to evaluate market conditions and could restart these operations if warranted, or curtail operations at the Sunday Complex if market conditions do not improve or mining costs increase. As of the end of the quarter, the Company had mined and stockpiled 58,000 tons of ore, containing 260,000 pounds of U3O8 and
1.5 million pounds of V2O5.

As noted above, the Mill will be completing the processing of the FUSRAP materials and initiating the processing of the next alternate feed run during the second fiscal quarter. The FUSRAP run will generate processing fees in addition to the production of uranium. However, the next alternate feed run will only result in the production of uranium, albeit at costs below market prices. Since the Company does not anticipate any deliveries of uranium during the second quarter, and with limited processing fees expected, the Company is not anticipating a profitable second quarter.

Headquartered in Denver, Colorado, IUC is engaged in the business of producing uranium concentrates from mined ores and waste byproducts, and the selling and trading of these concentrates in the international nuclear fuel market. In addition, IUC also produces and sells vanadium as well as other metals that can be produced as a co-product with uranium.




                             ON BEHALF OF THE BOARD

                                "Earl E. Hoellen"
                                    President








CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

International Uranium Corporation wishes to caution readers that disclosures made in the foregoing which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to, volatility and sensitivity to market prices for uranium and vanadium, competition, environmental regulations, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, dependence on a limited number of customers, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks. As a result of the foregoing and other factors, no assurance can be given as to the future results, levels of activity and achievement.

REPORT TO SHAREHOLDERS

International Uranium Corporation (the "Company") is pleased to report net income of $739,411 for the first fiscal quarter of 1999, or approximately $0.01 per share (Cdn$0.02 per share). The Company continues to enjoy a strong financial position, with net working capital of $20,428,589, or $0.31 per share (Cdn$0.47 per share). Details on the Company's financial performance are discussed below.

The first quarter was highlighted by the achievement of a significant milestone in the Company's development of its alternate feed processing activities. Alternate feeds are uranium-bearing materials other than natural ores, and are often considered to be wastes by the generators of the material. Previously, the Company had successfully recycled alternate feeds from commercial nuclear fuel cycle facilities and other metals processing operations. During the first quarter, the Company received and successfully processed approximately 26,000 tons of uranium-bearing soil materials excavated from a former government defense site near Buffalo, New York. Another 16,000 tons will be processed by the end of February 1999. This marked the first time the Company had recycled this type of material through its White Mesa Mill (the "Mill"). These former defense sites are being remediated by the U.S. Army Corps of Engineers (the "Corps") under the Formerly Utilized Sites Remedial Action Program ("FUSRAP"). The Corps, which has been charged with the task of reducing the cost of the clean up of these FUSRAP sites, awarded a contract to the Company to recycle these materials from the Buffalo site and recover uranium before disposing of the resulting byproduct in the Mill's tailings cells. By doing so, the Corps estimates that it will save 75% of the cost that would have been incurred if the materials were directly disposed of in a disposal-only facility. There are potentially millions of tons of uranium-bearing soils and materials located at these FUSRAP sites. The Company, which receives a recycling fee in addition to the uranium recovered from processing these materials, believes that the processing of these materials through the Mill will be a major contributor to the Company's earnings in the future.

In addition to the pursuit of FUSRAP alternate feeds, the Company continues to develop other commercial sources of uranium-bearing materials to process through the Mill and is developing a backlog of future business. To this end, the Company began receiving deliveries of alternate feeds from another uranium processor in January under a long term processing arrangement. Assuming deliveries meet expectations, the Company anticipates processing these materials immediately after completion of the Buffalo FUSRAP materials, which should result in the recovery of uranium at costs below current market levels. The Company remains optimistic that it will be successful in negotiating new agreements with suppliers of alternate feeds, although considerable personnel and outside legal resources will continue to be required in order to do so.

In addition to the alternate feed processing activities noted above, Mill personnel were also involved during the quarter in minor capital and routine maintenance projects. These projects are generally needed to improve operating efficiencies associated with the conventional ore processing circuit, particularly those associated with the vanadium recovery circuit. After completion of these improvements during the second quarter, the

Mill will be in a position to process the Company's conventional ores that are being stockpiled at the Mill. Future market prices, the amount of conventional or alternate feeds available and other operating factors will determine when the conventional ore run will begin. However, the Company presently expects to commence uranium and vanadium production sometime in May.

The Company also continued to produce uranium/vanadium ore from its Sunday Mine Complex during the quarter. At the present time, the Company anticipates continuing its mining operations through the conventional ore run, which is scheduled to begin in May and run through the end of the fiscal year. The Company also continued with its ore purchase program during the quarter, although the results of this program have been quite disappointing. Many of the mines that had originally intended to initiate operations ultimately did not do so, primarily because of increased costs due to regulatory requirements and weak commodity prices. Weak market prices also resulted in the Company's decision to discontinue development of its Topaz Mine during the period, as well as discontinue mining operations at the Rim Mine. The Company will continue to evaluate market conditions and could restart these operations if warranted, or curtail operations at the Sunday Complex if market conditions do not improve or mining costs increase. As of the end of the quarter, the Company had mined and stockpiled 58,000 tons of ore, containing 260,000 pounds of U3O8 and 1.5 million pounds of V2O5.

The Gurvan Saihan Joint Venture, the Company's Mongolian uranium exploration enterprise, completed its 1998 field season in October. During the year, the Joint Venture completed 53,000 meters of exploration and resource delineation drilling which resulted in the addition of 5.5 million pounds of U3O8 to the uranium deposit discovered at Hairhan in 1997. The Hairhan deposit now has over 16 million pounds, with total resources on Joint Venture lands of over 23 million pounds U3O8. The Joint Venture also successfully completed a leach amenability test that is a precursor to a full scale pilot plant operation. The Joint Venture expects to conduct limited exploration work during 1999, primarily because of weak market prices. Efforts will be focused on data analysis and production cost modeling for future mining operations.

The uranium spot market suffered through a weak quarter as prices declined from $9.75 per pound U3O8 to $8.75 per pound by the end of December, on very little demand. However, several large uranium producers announced production cutbacks and/or new project deferrals in December which had a positive effect on prices. By the end of January, uranium prices had rebounded to $10.50 per pound U3O8. As a result of these production cutbacks and anticipation of a commercial sales arrangement with Russia for its HEU feed, several market analysts are predicting prices above $12 per pound U3O8 by the end of the year. The vanadium market also deteriorated during the quarter as prices fell to $2.80 per pound V2O5 in December from $5.70 per pound at the start of the quarter. However, the vanadium price also recovered slightly by January to the $3.00 per pound level, with most analysts expecting an average price for 1999 of $3.50 per pound V2O5. The sales value of the Company's ore stockpiles is dependent upon these future commodity prices, particularly the spot V2O5 price, since the stockpiles contain approximately six pounds of vanadium for every one pound of uranium.

As noted above, the Mill will be completing the processing of the FUSRAP materials and initiating the processing of the next alternate feed run during the second fiscal quarter. The FUSRAP run will generate processing fees in addition to the production of uranium. However, the next alternate feed run will only result in the production of uranium, albeit at costs below market prices, that will be booked to inventory at cost. Since the Company does not anticipate any sales of uranium during the second quarter, and with limited processing fees expected, the Company is not anticipating a profitable second quarter.

FINANCIAL REVIEW

Gross revenue from the sale of uranium in the quarter totaled $7,520,450 with a corresponding cost of material delivered of $6,415,348 resulting in gross profits from uranium sales of $1,105,102. This compares to total uranium sales in the first quarter of last year of $14,542,800 at a cost of $13,659,523 resulting in gross profit of $883,277. While the quantity of uranium sold during the first quarter of 1999 was 52% less than the amount sold during the same period last year, the Company acquired and produced the material for these deliveries at less cost than last year and thus gross profits from uranium sales increased.

Process milling revenue was $2,724,185 this quarter with processing costs of $1,655,722 resulting in a gross process milling profit of $1,068,463. This amount is slightly less than last year's gross milling profit of $1,129,102, which was derived from revenues of $3,637,721 and corresponding processing costs of $2,508,619. Note that this quarters processing run involved material that was substantially less complex and therefore less expensive to process than the alternate feed processed over the same period last year. Thus, the Company's costs and corresponding revenue were less this year although the gross profit amounts are similar.

Selling, general and administrative costs increased to $967,369 from $679,858 over the same period last year due to increases in personnel, and outside legal expenditures relating to regulatory requirements associated with our expansion of the alternate feed business. Depreciation expense this quarter totaled $223,781, compared to last year's amount of $35,383; while net interest and other income was $234,993, a decrease of $89,870 from last years income of $324,863.

Although total gross profits from uranium and process milling activities were approximately $161,000 more this quarter than the same period last year, increases in administrative costs and depreciation coupled with decreases in net interest income resulted in a decrease in net income before taxes to $1,217,408 compared to last year's amount of $1,622,001.

Net income for the quarter, after a tax provision of $477,997, was $739,411.

The Company's investment in property, plant and equipment totaled $448,912 for the quarter, which was approximately 59% less than the amount expended over the same period last year due primarily to fewer capital improvements and modifications to the Mill. Expenditures in Mongolia for the period were $504,867, which were slightly less than last year.

Net working capital remains strong at $20,428,589 of which $3,514,991 was made up of cash and cash equivalents. Accounts receivable at December 31, 1998 were $9,145,972, which were received under normal terms in January. The Company continues to maintain liquidity and a strong cash position even though the uranium and vanadium markets have been weak.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

International Uranium Corporation wishes to caution readers that disclosures made in the foregoing Report to Shareholders which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to, volatility and sensitivity to market prices for uranium and vanadium, competition, environmental regulations, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, dependence on a limited number of customers, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks. As a result of the foregoing and other factors, no assurance can be given as to the future results, levels of activity and achievement.

                       INTERNATIONAL URANIUM CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                      (UNITED STATES DOLLARS) (UNAUDITED)



                                                     December 31,   September 30,
                                                         1998            1998
                                                     ------------   -------------
ASSETS
  Current assets:
  Cash and cash equivalents                          $ 3,514,991     $ 6,282,275
  Marketable securities                                       --          11,731
  Trade and other receivables                          9,145,972       2,979,600
  Inventories                                         10,139,510      12,481,713
  Prepaid expenses and other                              99,429         188,532
  Favorable uranium sales contracts                           --         729,730
                                                     -----------     -----------
                                                      22,899,902      22,673,581

  Properties, plant and equipment, net                13,621,708      13,516,937
  Mongolia mineral properties                         10,033,682       9,500,932
  Notes receivable                                       203,262         203,538
  Restricted marketable securities                     8,247,066       8,300,375
  Goodwill and other, net                                593,077         575,351
                                                     ===========     ===========
                                                     $55,598,697     $54,770,714
                                                     ===========     ===========

LIABILITIES
  Current liabilities:
  Accounts payable and accrued liabilities           $ 1,589,749     $ 1,761,841
  Notes payable                                           32,255          37,963
  Deferred revenue                                       379,112         575,611
  Deferred income taxes                                  470,197              --
                                                     -----------     -----------
                                                       2,471,313       2,375,415

  Notes payable, net of current portion                   46,846          54,172
  Reclamation obligations                             13,265,700      13,265,700
                                                     -----------     -----------
                                                      15,783,859      15,695,287
                                                     -----------     -----------

SHAREHOLDERS' EQUITY
  Share capital                                       37,439,402      37,439,402
  Retained earnings                                    2,375,436       1,636,025
                                                     -----------     -----------
                                                      39,814,838      39,075,427
                                                     -----------     -----------
                                                     $55,598,697     $54,770,714
                                                     ===========     ===========


On behalf of the Board




Earl E. Hoellen, Director                             Lukas H. Lundin, Director

                       INTERNATIONAL URANIUM CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             AND RETAINED EARNINGS
                      (UNITED STATES DOLLARS) (UNAUDITED)


                                                  Three Months Ended  Three Months Ended
                                                   December 31, 1998   December 31, 1997
                                                  ------------------  ------------------
OPERATIONS
Revenue
  Uranium sales                                      $ 7,520,450         $14,542,800
  Process milling                                      2,724,185           3,637,721
                                                     -----------         -----------
    Total revenue                                     10,244,635          18,180,521
                                                     -----------         -----------
Costs and expenses
  Uranium cost of sales                                6,415,348          13,659,523
  Process milling expenditures                         1,655,722           2,508,619
  Selling, general and administrative                    967,369             679,858
  Depreciation                                           223,781              35,383
                                                     -----------         -----------
                                                       9,262,220          16,883,383
                                                     -----------         -----------

Operating income                                         982,415           1,297,138

  Net interest and other income                          234,993             324,863
                                                     -----------         -----------
Net income before taxes                                1,217,408           1,622,001

  Provision for income taxes                             477,997             389,342
                                                     -----------         -----------
Net income for the period                            $   739,411         $ 1,232,659
                                                     ===========         ===========

Net income per common share                          $      0.01         $      0.02
                                                     ===========         ===========

RETAINED EARNINGS
Retained earnings, beginning of period                 1,636,025              18,694
  Net income                                             739,411           1,232,659
                                                     -----------         -----------
Retained earnings, end of period                     $ 2,375,436         $ 1,251,353
                                                     ===========         ===========

                       INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                      (UNITED STATES DOLLARS) (UNAUDITED)


                                                         Three Months Ended  Three Months Ended
                                                          December 31, 1998   December 31, 1997
                                                         ------------------  ------------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

Net income for the period                                   $    739,411        $  1,232,659
Items not affecting cash
  Depreciation and amortization                                  223,781              35,383
  Amortization of uranium sales contract purchase cost           729,730           1,270,270
  Increase in deferred income taxes                              470,197
  (Decrease) increase in deferred revenue                       (196,499)          2,158,429
                                                            ------------        ------------
                                                               1,966,620           4,696,741

Changes in non-cash working capital items
  Decrease in marketable securities                               11,731               7,510
  Increase in trade and other receivables                     (6,166,373)        (12,457,664)
  Decrease in inventories                                      2,442,382           4,841,410
  Decrease in other current assets                                63,677              19,388
  Decrease in liability for inventory purchases                       --          (5,050,000)
  (Decrease) increase in other accounts payable and accrued
    liabilities                                                 (172,089)            666,803
  Decrease in due to related parties                                  --            (113,990)
                                                            ------------        ------------
  Net cash used by operations                                 (1,854,052)         (7,389,802)
                                                            ------------        ------------

INVESTING ACTIVITIES

  Properties, plant and equipment                               (448,912)         (1,100,846)
  Mongolia mineral properties                                   (504,867)           (621,419)
  Collection of notes receivable                                     276           2,404,429
  Decrease (increase) in restricted marketable securities         53,310            (110,410)
                                                            ------------        ------------
  Net cash (used in) provided by investment activities          (900,193)            571,754
                                                            ------------        ------------

FINANCING ACTIVITIES

  Decrease in notes payable                                      (13,039)             (6,123)
                                                            ------------        ------------
  Net cash used in financing activities                          (13,039)             (6,123)
                                                            ------------        ------------

Decrease in cash and cash equivalents                         (2,767,284)         (6,824,171)
Cash and cash equivalents, beginning of period                 6,282,275          13,953,355
                                                            ------------        ------------
Cash and cash equivalents, end of period                    $  3,514,991        $  7,129,184
                                                            ============        ============